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                                UNITED STATES                      ---------------------------
                       SECURITIES AND EXCHANGE COMMISSION                 QMB APPROVAL
                             WASHINGTON, D.C. 20549                ---------------------------
                                                                   QMB Number: 3235-0145
                                  SCHEDULE 13D                     Expires:  December 31, 1997
                                                                   Estimated average burden
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934       hours per response....14.90
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                               (AMENDMENT NO. 2)*


                             ARMOR HOLDINGS, INC.
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                               (Name of Issuer)


                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   042260109
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                                (CUSIP Number)
                               Warren B. Kandera
                        Kanders Florida Holdings, Inc.
             13386 International Parkway, Jacksonville, FL 32218
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 July 30, 1997
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            (Date of Event which Requires Filing of this Statement)



If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial owenrship of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filled with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                 SCHEDULE 13D

CUSIP No. 042260109                                         Page 2 of 8 Pages
===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
               Kanders Florida Holdings, Inc.
               IRS I.D. No. 58-2210921

-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [ ]
                                                                       (b) |X|
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

              Not applicable.
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                           [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                       7. SOLE VOTING POWER
         NUMBER OF
           UNITS          3,637,178
       BENEFICIALLY    -------------------------------------------------------
         OWNED BY      8. SHARED VOTING POWER
           EACH
         REPORTING        0
        PERSON WITH    -------------------------------------------------------
                       9. SOLE DISPOSITIVE POWER

                          3,637,178
                      --------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER

                          0
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,637,178
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                           [X]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.7%
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
              CO
===============================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                                             -----------------
                                                             Page 3 of 6 Pages
                                                             -----------------


                  This Amendment No. 2 to Schedule 13D relates to the Schedule 13D, dated January 26, 1996 (the "Schedule 13D") filed by Kanders Florida Holdings, Inc. ("KFH") in connection with the shares of common stock, par value $.01 per share (the "Common Stock"), of Armor Holdings, Inc., a Delaware corporation (the "Company").

                  This Amendment No. 2 to Schedule 13D amends the Schedule 13D, as amended by Amendment No. 1 thereto dated December 31, 1996, by further amending the disclosures contained in Items 1, 5 and 6.

ITEM 1.           SECURITY AND ISSUER

                  Item 1 of the Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

                  This Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Armor Holdings, Inc. (the "Issuer"). The executive offices of the Issuer are located at 13386 International Parkway, Jacksonville, Florida 32218.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Paragraph 1 of Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

                  KFH is the owner of 3,637,178 shares of Common Stock. The 3,637,178 shares of Common Stock of the Company that are owned by KFH constitute approximately 22.7% of the outstanding shares of Common Stock of the Company. On July 30, 1997, the Company completed an underwritten public offering of 4,000,000 shares of its Common Stock at a price of $10.125 per share, less underwriting discounts and commissions of $.6075 per share. As part of such offering, on July 30, 1997, KFH completed the sale of 495,859 shares of Common Stock as part of the underwriters' over-allotment option (the "KFH Sale"). Also as part of the underwriters' over-allotment option, Warren
B. Kanders, the President, sole director and sole shareholder of KFH, completed the sale of 29,141 shares of Common Stock on July 30, 1997, representing all of the shares of Common Stock owned individually by Mr. Kanders. In addition, 300,000 shares of Common Stock are owned by the Kanders Florida Holdings, Inc. 1996 Charitable Remainder Unitrust (the "Trust"). Warren B. Kanders is a trustee of the Trust, and in such capacity has the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock owned by the Trust. As President, sole director and sole shareholder of KFH and as a trustee of the Trust, Mr. Kanders may be deemed to be the beneficial owner of the shares of Common


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                                                         ---------------------
                                                         Page  4  of  6  Pages
                                                         ---------------------


Stock that are owned by KFH and the Trust. Mr. Kanders disclaims beneficial ownership of the shares of Common Stock owned by the Trust. The 3,937,178 shares of Common Stock collectively owned by KFH and the Trust constitute approximately 24.6% of the outstanding shares of Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

                  Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

                  Pursuant to the terms of the agreement entered into between KFH and Mr. Spiller, on July 30, 1997, Mr. Spiller received the net proceeds from the sale of 225,000 shares of Common Stock sold as part of the KFH Sale (the "Spiller Shares"), reduced by the Spiller Acquisition Cost relating to such shares of Common Stock so sold by KFH. Such net proceeds amounted to $1,932,142.50. In connection therewith, Mr. Spiller agreed to indemnify KFH from any tax liabilities arising from the sale of the Spiller Shares. Mr. Spiller also agreed to indemnify KFH and Mr. Kanders from any losses, claims, damages, judgments, liabilities and expenses suffered by KFH and/or Mr. Kanders arising under the Underwriting Agreement between the Company, Dillon, Read & Co. Inc., as representative of the several underwriters, KFH, Mr. Kanders and Richmont Capital Partners I, L.P., to the extent of the net proceeds received by Mr. Spiller pursuant to the sale of the Spiller Shares.

                  On August 15, 1997, KFH amended the terms of the Loan with NationsBank by increasing the available credit thereunder to $16,000,000, reducing the interest rate to LIBOR plus 1% and extending the maturity date of the Loan to August 15, 1998. Interest is payable quarterly, commencing September 15, 1997, and continuing on the same day of each successive quarter, with a final payment of all unpaid interest due at maturity of the Loan. KFH also pledged an additional 404,141 shares of Common Stock as security for the Loan, bringing the aggregate number of shares of Common Stock pledged as security for the Loan to 3,600,178.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 of the Schedule 13D is hereby amended by adding the following as exhibits thereto:

                  4. Tax Indemnification Agreement, dated July 29, 1997, between KFH and Mr. Spiller.

                  5. Indemnification and Contribution Agreement, dated July 25, 1997, between KFH and Mr. Spiller.

                                                         ---------------------
                                                         Page  5  of  6  Pages
                                                         ---------------------



                  6. Promissory Note, dated August 15, 1997, issued by KFH to NationsBank.

                  7. Pledge Agreement, dated August 15, 1997, between KFH and NationsBank.

                  8. Pledge Agreement, dated August 15, 1997, between KFH and NationsBank.





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                                                         ---------------------
                                                         Page  6  of  6  Pages
                                                         ---------------------


                                   SIGNATURE

                  The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 20, 1997


                                               KANDERS FLORIDA HOLDINGS, INC.



                                               By:/s/ Warren B. Kanders
                                                  -----------------------------
                                                  Warren B. Kanders
                                                  President